March 11, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:	Yolanda Guobadia
Mark Wojciechowski John Coleman Liz Packebusch Kevin Dougherty
Re:	First Phosphate Corp.
Registration Statement on Form 20-F
Filed December 15, 2023 (the “Registration Statement”)
File No. 000-54260

Ladies and Gentlemen:

Set forth below, on behalf of our client, First Phosphate Corp. (the “Company”), we are transmitting for your review the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2024 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 20-F (the “20-F”) filed with the Commission on December 15, 2023 and to update certain information in the 20-F, the Company is filing an Amended Registration Statement, Amendment No. 1 to the Registration Statement on Form 20-F, with the Commission (the “20-F/A1”). Please note that all references to page numbers in the responses are references to the page numbers in the 20-F/A1 submitted concurrently with the submission of this letter in response to the Staff’s comments.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments.

Capitalized terms used herein have the meanings set forth in the 20-F/A1 unless defined herein.

Amendment No. 1 to the Registration Statement on Form 20-F

Form 20-F filed December 15, 2023

We are subject to risks arising from epidemic diseases, such as the COVID-19 pandemic., page 16

Nauth LPC • www.nauth.com • T 416.477.6031 • F 416.477.6032

 217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission
March 11, 2024

1.	Please update this risk factor to describe the current state of risk from the COVID-19 pandemic to your business. For example we note that, as of January 2024, there do not appear to be "a large number of temporary business closures, quarantines, and a general reduction in consumer activity in a number of countries," nor "travel, gathering and other public health restrictions."

Response: The Company respectfully acknowledges the Staff’s comment and has amended the risk factor on pages 18-19 in response to the Staff’s comment.

Information on the Company, page 19

2.	We note that you disclose various details pertaining to a preliminary economic assessment (PEA) in the second-to-last paragraph on page 19, the third paragraph on page 20, and the second paragraph on page 21, including production rates and economic indicators such as IRR and NPV, and an assertion that "The PEA provides a viable case for developing the Property...." We understand that your PEA is based on guidance in Canadian National Instrument 43-101. However, the property related disclosures in your registration statement must be supported by a technical report summary as outlined in Item 601(b)(96) and as referenced in Item 1302(b)(1) of Regulation S-K; these requirements are applicable pursuant to Instruction 3 to Item 4 of Form 20-F. Although you have filed a technical report summary at Exhibit 17.1, it appears that the qualified persons have opted to exclude the economic analysis and related content that would be necessary to support the disclosures referenced above. Please either obtain a revised technical report summary from the qualified persons that includes the economic analysis and related content or remove disclosures associated with the PEA that are not also supported by the technical report summary.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on pages 23-27 in response to the Staff’s comment.

3.	Please address the inconsistency between your disclosure on page 23, stating that the Lac Original property has no current resources, and your disclosure of mineral resources for this property on page 33.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 30 in response to the Staff’s comment.

4.	We note that your Summary Disclosure on page 25 is limited to a list of three exploration properties. Please expand this section of your filing to include a map of all properties, an overview of your three mining properties and operations, and a summary of any mineral resources and mineral reserves, to comply with Item 1303(b) of Regulation S-K.

www.nauth.com

U.S. Securities and Exchange Commission
March 11, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has expanded the discussion of the Bégin-Lamarche and Bluesky properties, included a map of all three properties, and included a discussion about there being no mineral resources on the Bégin-Lamarche and Bluesky properties on pages 68-70 in response to the Staff’s comment. The company has also expanded the overview of its material property, Lac Original, on pages 31-68 in response to the Staff’s comment.

5.	Please expand the disclosures pertaining to your material property to include descriptions of (i) the present condition of the property, (ii) the work that you have completed on the property, including process testing, and (iii) your proposed program of exploration to comply with Item 1304(b)(2)(i) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has expanded the discussion about the present condition of the property on page 33, the exploration work done on the property on page 34, and on mineral processing and testing on page 55, in response to the Staff’s comment.

6.	Please revise your mineral resource table to include the date and point of reference to comply with Item 1304(d)(1) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 63 in response to the Staff’s comment. The Company’s Qualified Person would like to clarify that the mineral resources are reported at an effective date of Oct 3, 2022 in the Company’s Technical Report Summary and were still current as at February 28, 2023.

7.	Please include the information regarding internal controls that are used in your exploration and mineral resource and reserve estimation efforts to comply with Item 1305 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has extended the discussion sample preparation and security, quality assurance/quality control program and on the database verification on page 53 in response to the Staff’s comment.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES, page 45

8.	Please disclose here, or in another appropriate location in your filing, the function(s) and members of your advisory board. We note references to same at pages 19, 20, and 43.

www.nauth.com

U.S. Securities and Exchange Commission
March 11, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosure regarding its advisory board on page 78 in response to the Staff’s comment.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details, page 52

9.	Please revise your disclosure in this section to specify the OTC Market tier to which you intend to apply for quotation. In addition, in an appropriate location in your filing please indicate the steps that you will need to take in order to achieve such quotation.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 89 in response to the Staff’s comment.

Exhibits

Exhibit 17.1 - Technical Report Summary, page 72

10.	The comments under this heading pertain to the technical report summary that you have filed in support of certain mineral property disclosures. You will need to discuss the comments with the qualified persons involved in preparing that report. We expect that you will need to obtain and file a revised technical report summary to resolve various concerns though suggest that you provide us with the draft revisions proposed by the qualified persons for review in advance.

Response: The Company respectfully acknowledges the Staff’s comment and has discussed the comments with the qualified person, Antoine Yassa, involved in preparing the Company’s Technical Report Summary in response to the Staff’s comment.

11.	We note that Mr. Antoine Yassa is identified in Sections 1.7, 2.2, 2.3, 11.1, 22 and 26 as the qualified person overseeing all of the work associated with the technical report summary and there are similar references to him as the qualified person on pages 5, 28 and 68 of the registration statement. However, the title to Exhibit 15.2 on page 72 of the registration statement indicates you are filing a consent from P&E Mining Consultants Inc., although Mr. Antoine Yassa has signed the consent.

Based on these observations, it appears that you should correct your labeling of Exhibit 15.2 to be consistent with the various representations regarding the qualified person as referenced above, since P&E Mining Consultants Inc. is not otherwise identified as the qualified person.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the description of Exhibit 15.2 on page 111 in response to the Staff’s comment.

www.nauth.com

U.S. Securities and Exchange Commission
March 11, 2024

12.	The technical report summary must include the information about mineral processing and metallurgical testing required under Item 601(b)(96)(iii)(B)(10)(ii) and (v) of Regulation S-K. Specifically, the qualified persons should (i) describe the degree to which the test samples are representative of the various types and styles of mineralization and the mineral deposit as a whole, and (ii) express their opinion on the adequacy of the data for the purposes used in the technical report summary.

Response: The Company respectfully acknowledges the Staff’s comment and has expanded the discussion in the Technical Report Summary on the representativity of the mineralization and expressed their opinion on the adequacy of the data in Section 1.9 and 10.1 of the technical report summary and amended the disclosure on page 53 of the 20-F/A1 in response to the Staff’s comment.

13.	We note disclosures in Sections 1.10 and 11.13 indicating that the qualified person has assumed a US$200/t price of P2O5 in the cut-off grade calculation.

The qualified person should also report the reasons for selecting the price, and the material assumptions underlying the selection to comply with Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K. Such disclosures should include any source references for the selected price, and a description of the assumed saleable product, such as concentrates or other.

Response: The Company respectfully acknowledges the Staff’s comment and the Company’s Qualified Person has amended Section 1.10 and 11.13 in the Technical Report Summary in response to the Staff’s comment.

14.	Tell us how the 2.5% cut off grade reconciles with the information about pricing, process recovery, and unit costs disclosed on page 115 of the technical report summary; and describe any incremental details the qualified person proposes to clarify these associations.

Response: The Company respectfully acknowledges the Staff’s comment and has expanded the discussion in the Technical Report Summary on the cut-off grade in Section 1.10 and 11.13 and has amended the disclosure on page 63 of the 20-F/A1 in response to the Staff’s comment.

15.	The technical report summary must include the information about mineral resource estimates required under Item 601(b)(96)(iii)(B)(11)(v) and (vii) of Regulation S-K.

Specifically, the qualified persons should (i) discuss uncertainty in the estimates of inferred, indicated, and measured mineral resources, to include identifying the sources of uncertainty and explaining how they were considered in the uncertainty estimates, and (ii) express their opinion about whether all issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved.

www.nauth.com

U.S. Securities and Exchange Commission
March 11, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has amended Section 11.14 in the Technical Report Summary in response to the Staff’s comment.

Exhibits

16.	We note your disclosure at page 51 indicating the Company has director and management service agreements with each of its directors and officers. Please file such agreements as exhibits to your registration statement or provide an analysis explaining why this is not necessary. For guidance, refer to Instruction 4(c) As To Exhibits to Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has included the forms of director and management service agreements as Exhibit 4.15 titled “Form of Independent Consultant Agreement” in response to the Staff’s comment.

General

17.	We note you have indicated on the cover page and elsewhere in your filing that you qualify as an "emerging growth company." However, we also note that a registration statement on Form S-1 (333-167277) was effective prior to December 8, 2011, and that, on April 5, 2016, the Commission, pursuant to its authority under Section 12(j) of the Exchange Act of 1934, revoked the registration of your securities registered pursuant to Section 12 of the Exchange Act. Please provide us with your legal analysis as to why you qualify as an emerging growth company or revise your registration statement to reflect that you are not an emerging growth company. For guidance, please refer to Questions 2 and 54 of the “Jumpstart Our Business Startups Act Frequently Asked Questions.”

Response: The Company respectfully acknowledges the Staff’s comment and has removed all references to its being an emerging growth company in its Form 20-F registration statement per question 54 of the “Jumpstart Our Business Startups Act Frequently Asked Questions” in response to the Staff’s comment.

18.	The Form 20-F registration statement will become automatically effective 60 days from the date you filed it with the Commission. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. As a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative. For reference, see Questions 116.04 - 116.06 of the Exchange Act Sections Compliance and Disclosure Interpretations.

www.nauth.com

U.S. Securities and Exchange Commission
March 11, 2024

Response: The Company respectfully acknowledges the Staff’s comment and withdrew its Form 20-F registration statement on February 1, 2024 in response to the Staff’s comment.

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned by email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth
Daniel D. Nauth

cc:	John Passalacqua, Chief Executive Officer of First Phosphate Corp.
First Phosphate Corp.

www.nauth.com